Algonquin Power & Utilities Corp. Declares First Quarter 2017 Preferred Share Dividends

Oakville, Ontario – March 2, 2017 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that the Board of Directors of APUC (the “Board”) has declared the following preferred share dividends:

1.
Cdn $0.28125 per Preferred Share, Series A, payable in cash on March 31, 2017 to Preferred Share, Series A holders of record on March 15, 2017 for the period from December 31, 2016 to, but excluding, March 31, 2017.

2.
Cdn $0.3125 per Preferred Share, Series D, payable in cash on March 31, 2017 to Preferred Share, Series D holders of record on March 15, 2017 for the period from December 31, 2016 to, but excluding, March 31, 2017.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 782,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,150 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com